UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2011, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

                Procter & Gamble
                International Stock
                Ownership Plan

                      Financial Statements as of June 30, 2011
                      and 2010, and for the Years Ended
                      June 30, 2011, 2010, and 2009, and
                      Report of Independent Registered
                      Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2011 and 2010	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2011, 2010, and 2009	3

Notes to Financial Statements as of June 30, 2011 and 2010, and for the Years Ended June 30, 2011, 2010, and 2009	4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Procter & Gamble Company
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the “Plan”) as of June 30, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
    Deloitte & Touche LLP

Cincinnati, Ohio
September 19, 2011

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2011 AND 2010

	2011	2010

ASSETS:
Cash	$ 1,286,177	$ 524,606

Investments — at fair value:
The Procter & Gamble Company common stock —
13,529,957 shares (cost $742,271,545) at June 30, 2011;
12,720,416 shares (cost $675,861,173) at June 30, 2010	860,099,356	762,970,548
The J.M. Smucker Company common stock —
17,674 shares (cost $637,579) at June 30, 2011;
20,234 shares (cost $701,029) at June 30, 2010	1,351,033	1,218,474

Total investments	861,450,389	764,189,022

Receivables:
Participant contributions	8,229,912	6,500,203
Employer contributions	3,694,855	2,890,633

Total receivables	11,924,767	9,390,836

Total assets	874,661,333	774,104,464

LIABILITY — Benefits payable	1,140,509	600,637

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 873,520,824	$ 773,503,827

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2011, 2010, AND 2009

	2011	2010	2009

ADDITIONS:
Contributions:
Participant contributions	$ 88,834,062	$ 82,082,963	$ 79,067,061
Employer contributions	39,991,858	37,418,424	37,448,405

Total contributions	128,825,920	119,501,387	116,515,466

Investment income (loss):
Increase (decrease) in unrealized appreciation
of investments	30,914,445	85,497,978	(111,771,725)
Realized gain from The Procter & Gamble Company
common stock sold	15,422,205	12,664,450	4,074,593
Realized gain from The J.M. Smucker Company
common stock sold	110,333	86,149	74,057
Dividends from The Procter & Gamble Company
common stock	20,880,368	18,223,005	14,904,501
Dividends from The J.M. Smucker Company
common stock	25,816	25,721	127,726

Net investment income (loss)	67,353,167	116,497,303	(92,590,848)

Net additions	196,179,087	235,998,690	23,924,618

DEDUCTION — Benefits paid to participants	(96,162,090)	(82,706,742)	(74,885,094)

NET INCREASE (DECREASE)	100,016,997	153,291,948	(50,960,476)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	773,503,827	620,211,879	671,172,355

End of year	$ 873,520,824	$ 773,503,827	$ 620,211,879

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2011 AND 2010, AND FOR THE YEARS ENDED JUNE 30, 2011, 2010, AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Procter & Gamble International Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and their country’s Plan Supplement for more complete information.

General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries who are not residents of the United States of America. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch serves as custodian and trustee of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), the rules and regulations of the U.S. Department of Labor, nor is it subject to U.S. income taxation (Note 7). The Plan’s recordkeeper is the Company.

Contributions — Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution on the first 1% of the base compensation that the participant contributes to the Plan. Participants may be permitted to contribute a “Special Additional Deposit” as a lump sum payment.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants are only permitted to invest in Company common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of Company common stock when funds are delivered to the custodian. Sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock. As of June 30, 2011 and 2010, the Plan’s investment in Company common stock represents a concentration in investments.

The Plan’s investment in common stock of The J.M. Smucker Company (“Smucker”) resulted from a 2002 transaction between the Company and Smucker.

Vesting — Participants are fully vested in all shares of common stock credited to their accounts under the Plan.

Payment of Benefits — Participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in Company common stock and Smucker common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments in common stock are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted active market prices are used to value these investments. Fair value of the Company common stock and the Smucker common stock is determined by published composite trading prices.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Cash — Amounts shown as cash are uninvested funds held by the trustee that are to be invested daily in Company common stock.

Administrative Expenses — Administrative expenses (i.e., investment management and record keeping expenses) of the Plan are paid by the Company as provided in the Plan Document. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

Payment of Benefits — Benefit payments to participants are recorded when participants elect to withdraw. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,140,509 and $600,637 at June 30, 2011, and 2010, respectively.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2011 and 2010.

Assets Measured at Fair Value
at June 30, 2011, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Common stock
The Procter & Gamble
Company Common stock	$ 860,099,356	$	$	$ 860,099,356
The J.M. Smucker
Company Common stock	1,351,033			1,351,033

Total portfolio investments	$ 861,450,389	$	$	$ 861,450,389

Assets Measured at Fair Value
at June 30, 2010, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Common stock
The Procter & Gamble
Company Common stock	$ 762,970,548	$	$	$ 762,970,548
The J.M. Smucker
Company Common stock	1,218,474			1,218,474

Total portfolio investments	$ 764,189,022	$	$	$ 764,189,022

For the years ended June 30, 2011, 2010 and 2009, there were no significant transfers in or out of Levels 1, 2, or 3.

4.	INVESTMENTS

The investments held by the Plan as of June 30, 2011, 2010, and 2009, and the related unrealized appreciation for the years ended June 30, 2011, 2010, and 2009, were as follows:

	2011	2010	2009

Number of shares	13,547,631	12,740,650	11,932,119

Cost	$ 742,909,124	$ 676,562,202	$ 607,546,121
Market value	861,450,389	764,189,022	609,674,963

Unrealized appreciation	$ 118,541,265	$ 87,626,820	$ 2,128,842

Increase (decrease) in unrealized
appreciation	$ 30,914,445	$ 85,497,978	$ (111,771,725)

The realized gain on sales of Company common stock for the years ended June 30, 2011, 2010, and 2009, was determined as follows:

	2011	2010	2009

Proceeds on sales of shares	$ 95,448,435	$ 82,242,195	$ 74,929,225
Cost	80,026,230	69,577,745	70,854,632

Realized gain	$ 15,422,205	$ 12,664,450	$ 4,074,593

The realized gain on sales of Smucker common stock for the years ended June 30, 2011, 2010, and 2009, was determined as follows:

	2011	2010	2009

Proceeds on sales of shares	$ 173,783	$ 150,491	$ 156,503
Cost	63,450	64,342	82,446

Realized gain	$ 110,333	$ 86,149	$ 74,057

5.	RELATED-PARTY TRANSACTIONS

At June 30, 2011 and 2010, the Plan held 13,529,957 and 12,720,416 shares, respectively, of Company common stock with a cost basis of $742,271,545 and $675,861,173, respectively. During the years ended June 30, 2011, 2010, and 2009, the Company contributed $39,991,858, $37,418,424, and $37,448,405, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2011, 2010, and 2009, the Plan recorded dividend income from Company common stock of $20,880,368, $18,223,005, and $14,904,501, respectively.

During the years ended June 30, 2011, 2010, and 2009, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $46,140,640, $98,002,836, and $(107,826,302), respectively.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

7.	FEDERAL INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the trustee should be viewed as a direct custodian.

Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company and Smucker common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares. The Plan is subject to routine audits by taxing jurisidictions at any time.

THE PLAN.  Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 19, 2011.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:   _/s/ Judy Virzi
Judy Virzi
Manager
Stock Plan Administer

EXHIBIT INDEX

Exhibit No.

       23                                                      Consent of Deloitte & Touche LLP

THE PLAN.  Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 19, 2011.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:   _/s/ Becky Lawrence
              Becky Lawrence
          Manager
                         Stock Plan Administer

EXHIBIT INDEX

Exhibit No.

       23                                                      Consent of Deloitte & Touche LLP